KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the years ended December 31, 2015 and December 31, 2014
(Expressed in US Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF KELSO TECHNOLOGIES INC.

We have audited the accompanying consolidated financial statements of Kelso Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kelso Technologies Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 28, 2016

Kelso Technologies Inc.
Consolidated Statements of Financial Position
December 31,
(Expressed in US Dollars)

	2015	2014

Assets
Current
Cash and cash equivalents	$3,175,292	$9,895,463
Accounts receivable	1,706,488	2,850,180
Prepaid expenses	1,103,498	58,432
Income tax receivable	683,163	-
Inventory (Note 6)	5,981,919	4,161,506

	12,650,360	16,965,581
Intangible assets (Note 8)	19,391	320,899
Property, plant and equipment (Note 7)	3,396,893	3,396,922
Deposit	4,113	12,780
Deferred income tax asset (Note 12)	86,932	-

	$16,157,689	$20,696,182

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$546,698	$3,122,256
Income tax payable	2,004,272	975,000

	2,550,970	4,097,256

Shareholders’ Equity
Capital Stock (Note 9)	22,515,140	22,141,417
Reserves (Note 9 (b))	2,898,148	2,375,598
Deficit	(11,806,569)	(7,918,089)

	13,606,719	16,598,926

	$16,157,689	$20,696,182

Approved on behalf of the Board:

“Phil Dyer” (signed)
Phil Dyer, Director

“Peter Hughes” (signed”)
Peter Hughes, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

	Capital Stock
	Number		Share
	of shares	Amount	subscriptions	Reserves	Deficit	Total

Balance, December 31, 2012	39,990,583	$16,073,471	$353,846	$1,573,179	$(13,964,056)	$4,036,440
Exercise of warrants	2,424,814	1,746,846	(353,846)	-	-	1,393,000
Exercise of options	604,929	265,827	-	(115,234)	-	150,593
Subscriptions received	-	-	16,816	-	-	16,816
Share-based expense	-	-	-	743,756	-	743,756
Net income for the year	-	-	-	-	2,456,636	2,456,636
Balance, December 31, 2013	43,020,326	18,086,144	16,816	2,201,701	(11,507,420)	8,797,241
Exercise of warrants	1,431,426	3,340,433	(4,000)	-	-	3,336,433
Exercise of options	795,000	714,840	(12,816)	(243,504)	-	458,520
Share-based expense	-	-	-	417,401	-	417,401
Dividends paid	-	-	-	-	(436,450)	(436,450)
Net income for the year	-	-	-	-	4,025,781	4,025,781
Balance, December 31, 2014	45,246,752	22,141,417	-	2,375,598	(7,918,089)	16,598,926
Exercise of options	825,000	373,723	-	(149,983)	-	223,740
Share-based expense	-	-	-	672,533	-	672,533
Dividends paid	-	-	-	-	(1,377,654)	(1,377,654)
Loss for the year	-	-	-	-	(2,510,826)	(2,510,826)
Balance, December 31, 2015	46,071,752	$22,515,140	$-	$2,898,148	$(11,806,569)	$13,606,719

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in US Dollars)

	2015	2014	2013

Revenues	$18,910,122	$23,816,809	$13,131,387
Cost of Goods Sold (Notes 6, 7 and 8)	13,809,993	12,892,484	7,826,180

Gross Profit	5,100,129	10,924,325	5,305,207

Expenses
Office and administration	1,547,182	1,097,092	635,412
Research	783,680	440,600	253,308
Marketing	730,389	571,990	371,687
Management compensation (Note 10)	727,217	1,243,763	809,392
Share-based expense (Notes 9 (b) and 10)	672,533	417,401	743,756
Foreign exchange loss	584,162	389,801	76,982
Consulting and investor relations	505,869	409,271	339,552
Travel	445,555	290,400	223,019
Accounting and legal	239,581	225,481	167,929
Amortization	3,024	3,024	3,025

	6,239,192	5,088,823	3,624,062

Income (Loss) Before the Following:	(1,139,063)	5,835,502	1,681,145
Interest income	30,809	39,595	-
Write-off of property, plant and equipment	-	-	(56,680)
Write-off of intangible assets (Note 8)	(298,484)	-	-
Income (Loss) Before Taxes:	(1,406,738)	5,875,097	1,624,465

Income tax expense (recovery) (Note 12)
Current	1,191,020	1,017,145	-
Deferred	(86,932)	832,171	(832,171)
	1,104,088	1,849,316	(832,171)
Net Income (Loss) and Comprehensive Income (Loss) for the year	$(2,510,826)	$4,025,781	$2,456,636

Basic Earnings (Loss) Per Share (Note 14)	$(0.05)	$0.09	$0.06

Diluted Earnings (Loss) Per Share (Note 14)	$(0.05)	$0.09	$0.06

Weighted Average Number of Common Shares Outstanding
Basic (Note 14)	45,779,903	44,094,866	41,712,969
Diluted (Note 14)	45,779,903	45,864,879	44,641,647

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in US Dollars)

	2015	2014	2013

Operating Activities
Net income (loss)	$(2,510,826)	$4,025,781	$2,456,636
Items not involving cash
Deferred income tax (recovery)	(86,932)	832,171	(832,171)
Amortization	237,201	161,408	71,731
Write-off of intangible assets	298,484	-	-
Write-off of property, plant and equipment	-	-	56,680
Share-based expense	672,533	417,401	743,756
Foreign exchange loss (gain)	715,292	(512,717)	(138,316)

	(674,248)	4,924,044	2,358,316

Changes in non-cash working capital
Accounts receivable	1,143,692	(1,590,840)	(203,562)
Prepaid expenses and deposit	(1,036,399)	13,264	28,337
Inventory	(1,812,475)	(2,011,738)	(946,195)
Accounts payable and accrued liabilities	(2,575,558)	2,636,109	203,105
Income tax payable	346,109	975,000	-

	(3,934,631)	21,795	(918,315)

Cash Provided by (Used in) Operating Activities	(4,608,879)	4,945,839	1,440,001

Investing Activities
Intangible assets	-	(180,552)	-
Property, plant and equipment	(242,086)	(3,203,575)	(97,248)

Cash Used in Investing Activities	(242,086)	(3,384,127)	(97,248)

Financing Activities
Issue of and subscription for common
shares, net of share issue costs	223,740	3,794,953	1,543,593
Subscriptions received	-	-	16,816
Dividend paid	(1,377,654)	(436,450)	-

Cash Provided by (Used in) Financing
Activities	(1,153,914)	3,358,503	1,560,409

Foreign Exchange Effect on Cash	(715,292)	512,717	138,316

Inflow (Outflow) of Cash and Cash Equivalents	(6,720,171)	5,432,932	3,041,478
Cash and Cash Equivalents, Beginning of Year	9,895,463	4,462,531	1,421,053

Cash and Cash Equivalents, End of Year	$3,175,292	$9,895,463	$4,462,531

Supplemental Cash Flow Information (Note 13)
See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol “KLS”, and the New York Stock Exchange (“NYSE”) under the trading symbol “KIQ”. The Company listed on the TSX on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company’s head office is located at 13966 18B Avenue, South Surrey, British Columbia, Canada V4A 8J1.

2.	BASIS OF PREPARATION

	(a)	Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

	(b)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, Kelso Technologies (USA) Inc. and Kelso Innovative Solutions Inc.; both are Nevada, USA, corporations. Intercompany transactions and balances have been eliminated.

	(c)	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the US dollar (“USD”).

	(d)	Significant management judgment and estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued)

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i)	Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii)	Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined it’s functional currency and that of its subsidiaries is the USD. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(i)	Impairment of long-lived assets

Long-lived assets consist of intangible assets, property, plant and equipment, and deferred product costs.

At the end of each reporting period, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash- generating units, or otherwise they are allocated to the smallest group of cash- generating units for which a reasonable and consistent allocation basis can be identified.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

	(i)	Impairment of long-lived assets (Continued)

Recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Company recognized an impairment loss of $298,484 (2014 - $nil; 2013 - $nil) on certain intangible assets during the year ended December 31, 2015.

	(ii)	Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

	(iii)	Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and impact gross margins.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(d)	Significant management judgment and estimation uncertainty (Continued)

Estimation uncertainty (Continued)

(iv)	Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of operations and comprehensive income (loss) and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price, expected volatility and expected life of the options. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(v)	Allowance account for credit losses

The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account-by- account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the year ended December 31, 2015 were approved and authorized for issue by the Board of Directors on March 28, 2016.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(f)	New accounting standards issued but not yet effective

IFRS 9 Financial Instruments

IFRS 9 was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for the Company’s annual period beginning on January 1, 2018. The impact of IFRS 9 on the Company’s consolidated financial statements has not yet been determined.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers.

The five steps in the model are as follows:

•	Identify the contract with the customer
•	Identify the performance obligations in the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations in the contracts
•	Recognize revenue when (or as) the entity satisfies a performance obligation.

Guidance is provided on topics such as the point in which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. New disclosures about revenue are also introduced. IFRS is applicable to the Company’s annual period beginning on January 1, 2018.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

2.	BASIS OF PREPARATION (Continued)

	(f)	New accounting standards issued but not yet effective (Continued)

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

Amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to:

•	clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment

•

introduce a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated

•

add guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

Applicable to the Company’s annual period beginning January 1, 2016.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases.

Applicable to the Company’s annual period beginning January 1, 2019.

The impact of the above new accounting standards on the Company’s consolidated financial statements has not yet been determined.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies.

(a) Cash equivalents

Cash equivalents include short-term liquid investments with maturities of 90 days or less, are readily convertible into known amounts of cash and which are subject to insignificant changes in value.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

	(c)	Intangible assets

The Company’s intangible assets include manway patents, eduction tube line (“ETS”) rights and product development costs with a finite useful life.

The patents are capitalized and amortized on a straight-line basis over their thirteen-year protective term. The rights are capitalized and amortized on a straight-line basis over their two-year useful life.

Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology. The Company commenced deferring development costs associated with the manway securement systems with amortization to be recognized on a straight-line basis over the estimated useful life of the product of 10 years.

	(d)	Amortization

Property, plant and equipment are stated at cost less accumulated amortization. Leasehold improvements are amortized on a straight-line basis over the lease term. Amortization is calculated over the estimated useful life of the property, plant and equipment on a declining-balance basis at the following annual rates:

Building	– 4%
Production equipment	– 20%
Vehicles	– 30%
Leasehold improvements	– 20% straight-line

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risks and rewards of ownership pass to the customer upon shipment of the pressure relief valves and/or manway securement systems, unless otherwise agreed upon. Provisions for sales discounts and returns from customers are made at the time of sale.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(f)	Impairment of non-current assets

The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash- generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

	(g)	Income taxes

		(i)	Current and deferred income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statement of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

		(ii)	Texas margin tax

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity’s revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statement of operations and comprehensive income (loss).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(h)	Foreign currency translation

The accounts of foreign balances and transactions are translated into USD as follows:

		(i)	Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

		(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

		(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

(i)	Earnings per share

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

(j)	Share-based expense

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based expense to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based expenses for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based expense is recognized on the statements of operations and comprehensive income (loss), with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

	(l)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried at fair value with changes in fair value recognized through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Accounts receivable are included in this category of financial assets.

(ii)	Financial liabilities

The Company classifies its financial liabilities in the following category:

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date. Accounts payable is included in this category of financial liability.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments (Continued)

	(ii)	Financial liabilities (Continued)

Other financial liabilities are classified as current or non-current based on their maturity date.

4.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally imposed restrictions on the Company’s capital.

5.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash and cash equivalents are placed with major Canadian and US financial institutions and the Company’s concentration of credit risk for cash and cash equivalents and maximum exposure thereto is $3,175,292 (2014 - $9,895,463).

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

	(a)	Credit risk (Continued)

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,706,488 (2014 - $2,850,180). The Company’s concentration of credit risk for accounts receivable with respect to its significant customers (Note 15) is as follows; Customer A is $894,224 (2014 - $987,819), while Customer B is $236,037 (2014 - $305,730) (Note 15), while customer C nor D have any accounts receivable as at December 31, 2015 (2014 - $nil). The Company has no balances past due or impaired.

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2015, the Company has $3,175,292 (2014 - $9,895,463) of cash and cash equivalents to settle current liabilities of $546,698 (2014 - $3,122,256) consisting of the following: trade accounts payable of $543,903 (2014 - $2,412,302); management bonus payable of $Nil (2014 - $694,767) and; due to related party balance of $2,795 (2014 - $15,187). All payables are due within a year.

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash and cash equivalents consist of cash held in bank accounts and short-term liquid investments that earn interest at variable rates. Due to the short-term nature of these financial instruments, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

5.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (Continued)

	(ii)	Currency risk (Continued)

As at December 31, 2015 and 2014, the Company had the following assets and liabilities denominated in CAD (amounts presented in USD):

	December 31, 2015	December 31, 2014

Cash and cash equivalents	$2,243,903	$5,750,011
Accounts receivable	16,687	10,095
Accounts payable	(53,845)	(53,744)

	$2,206,745	$5,706,362

Based on the above, assuming all other variables remain constant, a 16% (2014 - 10%) weakening or strengthening of the USD against the CAD would result in approximately $353,000 (2014 - $570,000) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income (loss).

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

6.	INVENTORY

	December 31, 2015	December 31, 2014
Finished goods	$387,180	$1,073,024
Raw materials and supplies	5,594,739	3,088,482
	$5,981,919	$4,161,506

Included in cost of goods sold is $10,595,521 (2014 - $10,404,064; 2013 - $6,658,316) of direct material costs recognized as expense.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production
Cost	Land	Building	improvements	equipment	Vehicles	Total

Balance, December 31, 2013	$12,558	$210,661	$41,797	$105,141	$28,181	$398,338
Additions	-	2,727,305	1,918	474,352	-	3,203,575
Balance, December 31, 2014	12,558	2,937,966	43,715	579,493	28,181	3,601,913
Additions	-	17,935	-	224,152	-	242,087
Balance, December 31, 2015	$12,558	$2,955,901	$43,715	$803,645	$28,181	$3,844,000
Accumulated Amortization
Balance, December 31, 2013	$-	$16,019	$14,142	$26,073	$12,855	$69,089
Amortization	-	62,331	5,723	63,248	4,600	135,902
Balance, December 31, 2014	-	78,350	19,865	89,321	17,455	204,991
Amortization	-	115,111	4,770	119,018	3,217	242,116
Balance, December 31, 2015	$-	$193,461	$24,635	$208,339	$20,672	$447,107
Carrying Value
December 31, 2014	$12,558	$2,859,616	$23,850	$490,172	$10,726	$3,396,922
December 31, 2015	$12,558	$2,762,440	$19,080	$595,306	$7,509	$3,396,893

Included in cost of goods sold is $237,177 (2014 - $125,884; 2013 - $36,206) of amortization related to property, plant and equipment.

8.	INTANGIBLE ASSETS

			Product
			Development
	Patent	Rights	costs	Total

Cost
Balance, December 31, 2013	$40,840	$65,000	$117,932	$223,772
Additions	-	-	180,552	180,552
Balance, December 31, 2014	40,840	65,000	298,484	404,324
Amounts written off	-	-	(298,484)	(298,484)
Balance, December 31, 2015	$40,840	$65,000	$-	$105,840
Accumulated Amortization
Balance, December 31, 2013	$15,401	$32,500	$-	$47,901
Amortization	3,024	32,500	-	35,524
Balance, December 31, 2014	18,425	65,000	-	83,425
Amortization	3,024	-	-	3,024
Balance, December 31, 2015	$21,449	$65,000	$-	$86,449

Carrying Value
December 31, 2014	$22,415	$-	$298,484	$320,899
December 31, 2015	$19,391	$-	$-	$19,391

Included in cost of goods sold is $nil (2014 - $32,500; 2013 - $32,500) of amortization related to rights.

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended December 31, 2015, there were revenues from sales of the manway securement systems totalling $1,670,529 (2014 - $151,028). The Company also holds a number of other patents, which have been fully amortized as at December 31, 2015.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

8.	INTANGIBLE ASSETS (Continued)

On November 28, 2012, the Company signed an agreement to acquire all proprietary manufacturing rights to an ETS for $65,000. The vendor entered into a consulting agreement with the Company for a period of twenty-four months for a fee of $6,500 per month. The Company is obligated to pay a 7% royalty from sales on all ETS sold over the duration of the consulting contract. The contract terminated December 31, 2014. During the year ended December 31, 2015, there were revenues of $5,425 (2014 - $46,098) from the sales of the ETS.

During the year ended December 31, 2015, the Company determined that certain products could not generate independent cash flows, and accordingly, impaired $298,484 (2014 - $nil) of product development costs.

9.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares

Unlimited common shares without par value

Issued:

(a)	Common shares

During the year ended December 31, 2015, the Company issued 825,000 shares pursuant to the exercise of share purchase options for gross proceeds of $223,740. Fair value previously recognized on options exercised of $149,983 was reclassified from reserves to capital stock.

During the year ended December 31, 2014, the Company issued:

(i)

795,000 shares pursuant to the exercise of 795,000 share purchase options for proceeds of $471,336, of which $12,816 was received during the year ended December 31, 2013. Fair value previously recognized on options exercised of $243,504 was reclassified from reserves to capital stock.

(ii) 1,431,426 shares pursuant to the exercise of share purchase warrants for proceeds of $3,340,433, of which $4,000 was received during the year ended December 31, 2013.

(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in US Dollars)

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise		Year Ended				Year Ended
Price	Expiry	December 31				December 31,
(CAD)	Date	2014	Granted	Exercised	Expired	2015

$0.24	June 2, 2015	530,000	-	530,000	-	-
$0.24	October 4, 2015	100,000	-	100,000	-	-
$0.65 (USD)	October 30, 2015	50,000	-	50,000	-	-
$5.90 (USD)	January 2, 2016	-	500,000	-	-	500,000
$0.58	July 22, 2016	365,000	-	25,000	-	340,000
$0.58	August 25, 2016	100,000	-	100,000	-	-
$1.45 (USD)	March 31, 2017	770,000	-	-	-	770,000
$2.12 (USD)	August 25,2017	-	500,000	-	-	500,000
$0.65 (USD)	October 30, 2017	100,000	-	20,000	-	80,000
$6.25 (USD)	July 7, 2019	100,000	-	-	-	100,000
$0.70	October 7, 2019	28,571	-	-	-	28,571
$6.85	November 14, 2019	100,000	-	-	-	100,000
					-
Total outstanding		2,243,571	1,000,000	825,000		2,418,571
Total exercisable		2,243,571	666,667	825,000	-	2,085,238

Exercise		Year Ended				Year Ended
Price	Expiry	December 31				December 31,
(CAD)	Date	2013	Granted	Exercised	Expired	2014

$ 0.55	February 9, 2014	150,000	-	150,000	-	-
$ 0.65	November 25, 2014	150,000	-	150,000	-	-
$ 0.24	June 2, 2015	530,000	-	-	-	530,000
$ 0.24	October 4, 2015	300,000	-	200,000	-	100,000
$ 0.58	July 22, 2016	400,000	-	35,000	-	365,000
$ 0.58	August 25, 2016	100,000	-	-	-	100,000
$ 1.45 (USD)	March 31, 2017	870,000	-	100,000	-	770,000
$ 0.65 (USD)	October 30, 2017	310,000	-	160,000	-	150,000
$ 6.25 (USD)	July 7, 2019	-	100,000	-	-	100,000
$ 0.70	October 7, 2019	28,571	-	-	-	28,571
$ 6.85	November 14, 2019	-	100,000	-	-	100,000
Total outstanding		2,838,571	200,000	795,000	-	2,243,571
Total exercisable		2,838,571	-	-	-	2,243,571

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

A summary of the Company’s stock options as at December 31, 2015 and 2014, and changes for the years then ended are as follows:

		Weighted
		Average Exercise
	Number	Price (CAD)

Outstanding, December 31, 2013	2,838,571	$ 0.78
Granted	100,000	$ 6.25	(USD)
Granted	100,000	$ 6.85	(USD)
Exercised	(795,000)	$ 0.69
Outstanding, December 31, 2014	2,243,571	$ 1.49
Granted	1,000,000	$ 4.01	(USD)
Exercised	(825,000)	$ 0.35
Outstanding, December 31, 2015	2,418,571	$ 3.70

The weighted average contractual life for the remaining options at December 31, 2015 is 1.23 (2014 - 1.9) years.

Share-based expense

Share-based expense of $672,533 (2014 - $417,401; 2013 - $743,756), was recognized in the year ended December 31, 2015 for stock options granted. Stock options granted in the first quarter vested immediately on grant date. Stock options granted in the third quarter vest over a year.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	Year ended	Year ended
	December 31, 2015	December 31, 2014

Risk-free interest rate (average)	0.77%	1.09%
Estimated volatility (average)	52.38%	154%
Expected life in years	1.50	5
Expected dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%
Grant date fair value per option	$0.77	$2.08

9.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

	(c)	Share purchase warrants

As at December 31, 2015, the Company has no share purchase warrants outstanding.

10.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice President of Business Development, who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	December 31,	December 31,	December 31,
	2015	2014	2013

Management compensation	$727,217	$548,996	$539,958
Management bonus*	$-	$694,767	$269,434
Shared-based expense**	$553,011	$208,023	$340,000
Directors’ fees	$34,500	$7,000	$-

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share-based expense is equally distributed to management.
**	Share-based expense consists of the key management portion of the fair value of options granted calculated using the Black-Scholes option pricing model and does not include any cash compensation.

As at December 31, 2015, amounts due to related parties included in accounts payable, which are unsecured and have no interest or specified terms of payments, are $2,795 (2014 - $709,954) consisting of $Nil (2014 - $694,767) for management bonus payable and $2,795 (2014 - $15,187) for reimbursement of expenses to a director of the Company.

11.	COMMITMENTS

The Company is committed to making the following payments for base rent on its office in Downers Grove, Illinois:

2016	$27,390
2017	28,140
2018	24,960
2019	3,930
$84,420

The rent expense in the consolidated statements of operation and comprehensive income (loss) for the year ended December 31, 2015 amounted to $123,370 (2014 - $128,807; 2013 - $194,986).

12.	INCOME TAXES

The Company has approximately $14,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2025 or later).

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014

Deferred income tax assets
Excess of undepreciated capital cost over carrying value of property, plant and equipment	$86,932	$-
Net deferred income tax assets	$86,932	$-

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014

Non-capital losses carried forward	$495,927	$-
Canadian foreign tax credits carried forward	1,121,004	-

Unrecognized deductible temporary differences	$1,616,931	$-

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.00% (2014 - 26.00%; 2013 – 25.75%) to income (loss) before income taxes.

12.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	December 31,	December 31,	December 31,
	2015	2014	2013

Income (loss) before income taxes	$(1,406,738)	$5,875,097	$1,624,465
Statutory income tax rate	26.00%	26.00%	25.75%

Income tax (benefit) liability computed at statutory tax rate	(365,752)	1,527,525	418,300
Items not deductible for income tax purposes	174,859	73,264	191,517
Differences between Canadian and foreign taxes	1,201,114	-	-
Change in timing differences Differences	(447,394)	77,135	(82,645)
Impact on foreign exchange on tax assets and liabilities	133,131	64,909	116,104
Effect of change in tax rate	-	-	(47,315)
Unused tax losses and tax offsets not recognized	418,224	-	(1,428,132)
Income tax expense	1,114,182	1,742,833	(832,171)
Texas margin tax (recovery)	(10,094)	106,483	-

Income tax expense (recovery)	$1,104,088	$1,849,316	$(832,171)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2015	2014	2013

Non-cash financing activities	$-	$-	$-
Amortization of property and equipment allocated to cost of goods sold	$234,177	$158,384	$68,706
Amortization allocated to inventory	$7,938	$10,018	$5,088
Interest paid	$-	$-	$-
Income taxes paid	$817,774	$-	$-

	December 31,	December 31,
	2015	2014

Cash and Cash Equivalents is comprised of:
Cash	$1,007,792	$6,025,463
Guaranteed investment certificates	2,167,500	3,870,000
	$3,175,292	$9,895,463

14.	EARNINGS (LOSS) PER SHARE

The calculation of basic and diluted earnings (loss) per share for the relevant years is based on the following:

	December 31,	December 31,	December 31,
	2015	2014	2013

Net income (loss) for the year	$(2,510,826)	$4,025,781	$2,456,636

Basic weighted average number of
common shares outstanding	45,779,903	44,094,866	41,712,969
Effect of dilutive securities:
Options	-	1,770,013	2,170,120
Warrants	-	-	758,558
Diluted weighted average number of common shares outstanding	45,779,903	45,864,879	44,641,647

Basic earnings (loss) per share	$(0.05)	$0.09	$0.06
Diluted earnings (loss) per share	$(0.05)	$0.09	$0.06

15.	SIGNFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company’s annual revenues:

	December 31,	December 31,	December 31,
	2015	2014	2013

Customer A	$8,555,088	$14,997,197	$8,782,478
Customer B	$2,045,215	$3,180,348	$3,409,289
Customer C	$3,196,253	$-	$-
Customer D	$1,959,883	$-	$-

All customers are major US and Canadian corporations, who have displayed a pattern of consistent timely payment of accounts owing.

16.	EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the year ended December 31, 2015 amounted to $4,525,853 (2014 - $3,608,356; 2013 - $2,908,972).

17.	SEGMENTED INFORMATION

The Company operates primarily in one business segment, the design, production and distribution of various proprietary pressure relief valves, with operations located in the United States.

18.	SUBSEQUENT EVENT

Subsequent to the year-end, 500,000 share purchase options expired unexercised on January 2, 2016.